SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2003

BioProgress PLC

(Translation of registrant’s name into English)

HOSTMOOR AVENUE

MARCH, CAMBRIDGESHIRE

UNITED KINGDOM PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of December, 2003.

List of Exhibits:

1.	Press release regarding: Bio Progress Results of Extraordinary General Meeting and Take-up of the Placing and Open Offer of 14,559,44 Ordinary Shares of 1p each at 50p per share.

BioProgress plc (the “Company”)

Result of Extraordinary General Meeting and Take-up of the Placing and Open Offer of 14,559,444 Ordinary Shares of 1p each at 50p per share

As set out in the circular dated 3 December 2003 (the “Circular”), the special resolution of the Company relating to the Placing and Open Offer was duly passed by shareholders at the extraordinary general meeting held today at 11.00am.

The Company announces that the 1 for 6 Placing and Open Offer of 14,559,444 New Ordinary Shares at 50p per share as detailed in the Circular closed at 3.00pm on 24 December 2003.

The Company received valid applications in respect of 8,071,117 Offer Shares from Qualifying Shareholders, which represents an aggregate take-up of approximately 55.4 per cent. In addition, each of the Directors who hold Ordinary Shares and certain Shareholders irrevocably undertook not to take up their entitlement of 2,519,354 Offer Shares and that entitlement was placed firm with institutional and other investors. The balance of the Offer Shares not taken up, being 3,968,973 Offer Shares have also been placed with institutional investors.

It is expected that definitive share certificates in respect of the Offer Shares will be dispatched to shareholders by 7 January 2004.

Application has been made for these Offer Shares to be admitted to the Alternative Investment Market (“AIM”). Admission of the Offer Shares to AIM is expected to become effective at 8.00am on 31 December 2003.

Definitions used in the Circular apply in this announcement unless the context otherwise requires.

For further information contact:

BioProgress plc	01354 655674

Graham Hind, Chief Executive

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/S/ ELIZABETH EDWARDS
Dated: December 30, 2003	Elizabeth Edwards
Chief Financial Officer